EXHIBIT 23.1

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in Form 10-Q of 99¢ Only Stores for the first quarter ended June 27, 2009 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of June 27, 2009 and to references to our firm’s name therein.

/s/ Houlihan Smith & Company Inc.
Chicago, Illinois
July 29, 2009